Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(In thousands, except ratio computation)
Pretax income before adjustment for noncontrolling interest	$34,635	$6,265	$52,145	$10,162

Add back:
Fixed charges	11,099	9,770	32,388	26,763
Distributed income of equity investees	509	406	9,583	1,759
Equity in loss of equity investees	—	—	—	336

Deduct:
Equity in earnings of equity investees	(13,977)	(455)	(16,972)	—
Capitalized interest	(566)	(722)	(1,054)	(1,606)
Earnings as Defined	$31,700	$15,264	$76,090	$37,414

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,480	$8,987	$31,171	$24,991
Capitalized interest	566	722	1,054	1,606
Interest portion of rent expense	53	61	163	166
Fixed Charges	11,099	9,770	32,388	26,763
Preferred share dividends	1,675	1,813	5,162	5,438
Combined Fixed Charges and Preferred Dividends	$12,774	$11,583	$37,550	$32,201

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.48	1.32	2.03	1.16